UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2004

THE BANK OF TOKYO-MITSUBISHI, LTD.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

This report on Form 6-K is hereby incorporated by reference into the propsectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2004

THE BANK OF TOKYO-MITSUBISHI, LTD.

By:	/S/ Junichirou Otsuda
Name:	Junichirou Otsuda
Title:	Chief Manager
General Affairs Office

Selected Interim Financial Information

under Japanese GAAP

For the Fiscal Year Ending March 31, 2005

The Bank of Tokyo-Mitsubishi, Ltd.

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

[Contents]

1	Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2005

1. Consolidated Balance Sheets		21
2. Consolidated Statements of Operations		22
3. Consolidated Statements of Capital Surplus and Retained Earnings		23
4. Non-Consolidated Balance Sheets		24
5. Non-Consolidated Statements of Operations		25
6. Notional Principal or Contract Amount, Market Value and Valuation Gains (Losses) on Derivatives		26
	[Consolidated]
7. Financial Results	[Consolidated], [Non-Consolidated]	27
8. Average Interest Rate Spread	[Non-Consolidated]	29
9. Valuation Differences on Securities	[Consolidated], [Non-Consolidated]	29
10. Risk-Adjusted Capital Ratio Based on the Standards of the BIS	[Consolidated], [Non-Consolidated]	30

2	Loan Portfolio and Other

1. Risk-Monitored Loans	[Consolidated], [Non-Consolidated]	31
2. Classification of Risk-Monitored Loans	[Consolidated]	32
3. Allowance for Loan Losses	[Consolidated], [Non-Consolidated]	33
4. Coverage Ratio against Risk-Monitored Loans	[Consolidated], [Non-Consolidated]	33
5. Disclosed Claims under the Financial Reconstruction Law (the “FRL”)	[Non-Consolidated]	34
6. Status of Secured Coverage on Disclosed Claims under the FRL	[Non-Consolidated]	34
7. Progress in the Disposal of Problem Assets	[Non-Consolidated]	35
8. Classification of Loans by Type of Industry	[Non-Consolidated]	40
9. Loans and Deposits	[Non-Consolidated]	41
10. Domestic Deposits	[Non-Consolidated]	41
11. Number of Employees	[Non-Consolidated]	41
12. Number of Offices	[Non-Consolidated]	41
13. Status of Deferred Tax Assets	[Non-Consolidated]	42
14. Employees’ Retirement Benefits	[Non-Consolidated]	43
15. Earning Projections for the Fiscal Year Ending March 31, 2005	[Consolidated], [Non-Consolidated]	44

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

1 Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2005

(Japanese GAAP)

1. Consolidated Balance Sheets

	As of September 30,		Increase/ (Decrease)	As of March 31, 2004 (C)	Increase/ (Decrease)
	2004 (A)	2003 (B)
(in millions of yen)			(A) – (B)		(A) - (C)
Assets:
Cash and due from banks	7,144,855	9,157,554	(2,012,698)	5,840,013	1,304,842
Call loans and bills bought	405,014	947,232	(542,218)	953,941	(548,926)
Receivables under resale agreements	974,535	580,316	394,219	1,409,963	(435,427)
Receivables under securities borrowing transactions	3,902,533	4,633,877	(731,344)	4,603,993	(701,460)
Commercial paper and other debt purchased	1,570,449	1,144,590	425,858	1,297,241	273,208
Trading assets	7,309,032	6,093,002	1,216,029	6,296,997	1,012,034
Money held in trust	445,055	460,078	(15,022)	462,424	(17,368)
Investment securities	26,056,540	16,256,667	9,799,872	20,960,352	5,096,188
Allowance for losses on investment securities	(1,242)	(2,856)	1,614	(1,923)	680
Loans and bills discounted	39,469,702	37,933,075	1,536,626	38,017,560	1,452,142
Foreign exchanges	645,833	577,097	68,736	553,711	92,121
Other assets	2,416,794	3,331,415	(914,620)	2,450,786	(33,991)
Premises and equipment	698,431	764,385	(65,953)	721,219	(22,787)
Deferred tax assets	502,273	780,828	(278,554)	517,036	(14,762)
Customers’ liabilities for acceptances and guarantees	4,374,092	4,501,685	(127,593)	4,233,353	140,738
Allowance for loan losses	(609,129)	(774,485)	165,356	(630,054)	20,924

Total assets	95,304,773	86,384,465	8,920,308	87,686,618	7,618,155

Liabilities:
Deposits	56,961,748	54,991,383	1,970,364	55,910,135	1,051,612
Negotiable certificates of deposit	2,582,587	2,681,475	(98,888)	1,528,477	1,054,109
Debentures	30,752	517,498	(486,746)	265,957	(235,204)
Call money and bills sold	8,442,561	3,979,533	4,463,028	5,993,188	2,449,373
Payables under repurchase agreements	4,528,883	3,225,214	1,303,668	2,812,279	1,716,603
Payables under securities lending transactions	3,001,833	2,480,041	521,792	1,571,280	1,430,553
Commercial paper	308,479	295,989	12,490	241,006	67,472
Trading liabilities	2,871,997	1,550,401	1,321,596	2,751,586	120,411
Borrowed money	1,105,351	1,255,183	(149,832)	1,153,916	(48,564)
Foreign exchanges	1,130,384	903,761	226,622	1,068,413	61,970
Short-term corporate bonds	297,600	213,500	84,100	300,200	(2,600)
Bonds and notes	3,417,282	3,441,293	(24,011)	3,350,710	66,571
Bonds with warrants	49,165	50,528	(1,363)	50,000	(835)
Other liabilities	2,427,182	2,843,206	(416,023)	2,612,359	(185,177)
Reserve for employees’ bonuses	15,848	13,340	2,507	13,050	2,797
Reserve for employees’ retirement benefits	35,075	29,084	5,990	32,140	2,935
Reserve for expenses related to EXPO 2005 Japan	131	64	66	97	33
Reserves under special laws	1,305	1,049	256	1,160	144
Deferred tax liabilities	65,440	65,586	(146)	56,137	9,302
Deferred tax liabilities on land revaluation excess	125,597	126,697	(1,099)	130,408	(4,810)
Acceptances and guarantees	4,374,092	4,501,685	(127,593)	4,233,353	140,738

Total liabilities	91,773,299	83,166,517	8,606,782	84,075,860	7,697,438

Minority interest	370,234	348,976	21,258	357,087	13,146

Shareholder’s equity:
Capital stock	871,973	871,973	—	871,973	—
Capital surplus	681,928	681,928	—	681,928	—
Retained earnings	1,241,837	1,075,158	166,678	1,256,278	(14,440)
Land revaluation excess	160,611	186,667	(26,055)	167,631	(7,019)
Unrealized gains on securities available for sale	310,963	109,159	201,804	383,572	(72,609)
Foreign currency translation adjustments	(106,074)	(55,914)	(50,159)	(107,713)	1,639

Total shareholder’s equity	3,161,239	2,868,971	292,268	3,253,670	(92,430)

Total liabilities, minority interest and shareholder’s equity	95,304,773	86,384,465	8,920,308	87,686,618	7,618,155

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

2. Consolidated Statements of Operations

	For the six months ended September 30,		Increase/ (Decrease)	For the year ended March 31, 2004
(in millions of yen)	2004 (A)	2003 (B)	(A) – (B)
Ordinary income:
Interest income:	562,543	603,955	(41,412)	1,128,672
Interest on loans and discounts	363,263	402,930	(39,666)	768,626
Interest and dividends on securities	103,260	92,911	10,348	182,125
Trust fees	8,571	8,622	(50)	15,974
Fees and commissions	238,910	207,171	31,739	427,748
Trading profits	46,871	75,464	(28,593)	133,520
Other business income	85,036	124,903	(39,866)	193,403
Other ordinary income	77,454	63,680	13,773	145,941

Total ordinary income	1,019,388	1,083,798	(64,409)	2,045,260

Ordinary expenses:
Interest expense:	152,366	180,704	(28,338)	312,949
Interest on deposits	73,005	70,975	2,029	134,327
Interest on debentures	348	2,312	(1,964)	4,035
Fees and commissions	25,743	31,144	(5,401)	52,843
Trading losses	1,403	5,389	(3,986)	—
Other business expenses	39,788	81,745	(41,957)	112,499
General and administrative expenses	437,119	426,162	10,956	857,740
Other ordinary expenses	114,681	152,464	(37,782)	262,701

Total ordinary expenses	771,102	877,612	(106,509)	1,598,735

Ordinary profit	248,286	206,186	42,099	446,524

Special gains	18,219	239,472	(221,252)	326,824
Special losses	7,841	10,304	(2,463)	29,874

Income before income taxes and others	258,664	435,354	(176,689)	743,474

Income taxes-current	26,234	44,584	(18,350)	77,438
Income taxes-deferred	73,535	130,817	(57,282)	190,905
Minority interest	22,373	23,332	(958)	45,846

Net income	136,521	236,619	(100,097)	429,283

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

3. Consolidated Statements of Capital Surplus and Retained Earnings

	For the six months ended September 30,		Increase/ (Decrease)	For the year ended March 31, 2004
(in millions of yen)	2004(A)	2003(B)	(A) – (B)
Balance of capital surplus at beginning of fiscal year	681,928	681,928	—	681,928

Balance of capital surplus at end of (interim) fiscal year	681,928	681,928	—	681,928

Balance of retained earnings at beginning of fiscal year	1,256,278	858,177	398,100	858,177
Increase:	143,541	247,441	(103,900)	446,977
Net income	136,521	236,619	(100,097)	429,283
Reduction in land revaluation excess	7,020	10,822	(3,802)	17,694
Decrease:	(157,982)	(30,460)	(127,521)	(48,877)
Cash dividends	(157,907)	(30,457)	(127,449)	(48,873)
Bonuses to directors of consolidated subsidiaries	(75)	(3)	(71)	(3)

Balance of retained earnings at end of (interim) fiscal year	1,241,837	1,075,158	166,678	1,256,278

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

4. Non-Consolidated Balance Sheets

	As of September 30,		Increase/ (Decrease)	As of March 31, 2004 (C)	Increase/ (Decrease)
(in millions of yen)	2004 (A)	2003 (B)	(A) – (B)		(A) – (C)
Assets:
Cash and due from banks	6,733,032	8,646,356	(1,913,323)	5,418,791	1,314,241
Call loans	264,826	787,828	(523,002)	838,128	(573,302)
Receivables under resale agreements	141,199	57,964	83,235	458,662	(317,462)
Receivables under securities borrowing transactions	2,270,074	3,103,441	(833,366)	2,757,662	(487,587)
Commercial paper and other debt purchased	528,302	286,902	241,399	457,187	71,115
Trading assets	3,836,123	4,456,764	(620,640)	4,204,602	(368,478)
Money held in trust	398,980	407,977	(8,996)	414,457	(15,476)
Investment securities	25,876,278	16,038,996	9,837,282	20,766,910	5,109,368
Allowance for losses on investment securities	(1,242)	(2,856)	1,614	(1,923)	680
Loans and bills discounted	36,001,958	34,260,461	1,741,496	34,816,640	1,185,317
Foreign exchanges	648,426	584,631	63,795	557,677	90,749
Other assets	1,417,170	2,487,755	(1,070,584)	1,731,951	(314,780)
Premises and equipment	562,409	612,419	(50,009)	580,409	(17,999)
Deferred tax assets	502,196	786,838	(284,642)	527,692	(25,496)
Customers’ liabilities for acceptances and guarantees	3,551,691	3,708,476	(156,784)	3,377,138	174,552
Allowance for loan losses	(455,266)	(579,522)	124,256	(468,577)	13,311

Total assets	82,276,162	75,644,432	6,631,729	76,437,410	5,838,752

Liabilities:
Deposits	52,351,389	50,397,958	1,953,430	51,819,415	531,973
Negotiable certificates of deposit	2,673,131	2,766,399	(93,267)	1,626,476	1,046,655
Debentures	30,752	517,498	(486,746)	265,957	(235,204)
Call money	2,096,530	1,669,275	427,254	2,456,412	(359,882)
Payables under repurchase agreements	3,560,445	2,564,436	996,008	1,818,440	1,742,005
Payables under securities lending transactions	806,530	1,014,511	(207,981)	386,061	420,469
Bills sold	5,829,000	2,113,200	3,715,800	3,247,400	2,581,600
Trading liabilities	770,563	921,379	(150,815)	800,207	(29,643)
Borrowed money	1,303,162	1,592,983	(289,821)	1,344,764	(41,602)
Foreign exchanges	1,131,446	905,401	226,044	1,068,964	62,481
Short-term corporate bonds	297,600	213,500	84,100	300,200	(2,600)
Bonds and notes	2,567,860	2,438,260	129,600	2,567,140	720
Other liabilities	2,130,354	1,918,821	211,533	2,066,730	63,623
Reserve for employees’ bonuses	7,476	6,515	960	6,053	1,422
Reserve for employees’ retirement benefits	16,448	9,914	6,533	13,272	3,175
Reserve for financial assistance to specific borrowers	—	1,371	(1,371)	—	—
Reserve for expenses related to EXPO 2005 Japan	131	64	66	97	33
Reserves under special laws	31	31	—	31	—
Deferred tax liabilities on land revaluation excess	125,597	126,697	(1,099)	130,408	(4,810)
Acceptances and guarantees	3,551,691	3,708,476	(156,784)	3,377,138	174,552

Total liabilities	79,250,142	72,886,696	6,363,445	73,295,173	5,954,968

Shareholder’s equity:
Capital stock	871,973	871,973	—	871,973	—
Capital surplus	681,928	681,928	—	681,928	—
Capital reserve	681,928	681,928	—	681,928	—
Retained earnings	998,836	923,101	75,734	1,041,547	(42,710)
Revenue reserve	190,044	190,044	—	190,044	—
Voluntary reserves	664,890	475,701	189,188	475,701	189,188
Unappropriated profit	143,901	257,355	(113,453)	375,801	(231,899)
Net income	108,176	229,764	(121,587)	359,754	(251,578)
Land revaluation excess	160,684	186,740	(26,056)	167,704	(7,020)
Unrealized gains on securities available for sale	312,597	93,992	218,605	379,082	(66,485)

Total shareholder’s equity	3,026,020	2,757,736	268,284	3,142,236	(116,216)

Total liabilities and shareholder’s equity	82,276,162	75,644,432	6,631,729	76,437,410	5,838,752

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

5. Non-Consolidated Statements of Operations

	For the six months ended September 30,		Increase/ (Decrease)	For the year ended March 31, 2004
(in millions of yen)	2004 (A)	2003 (B)	(A) – (B)
Ordinary income:
Interest income:	441,852	457,325	(15,472)	887,752
Interest on loans and discounts	277,893	288,121	(10,228)	569,937
Interest and dividends on securities	97,848	89,064	8,784	182,201
Fees and commissions	116,652	97,727	18,925	205,938
Trading profits	30,934	33,116	(2,182)	57,961
Other business income	92,045	128,722	(36,677)	205,278
Other ordinary income	46,969	59,892	(12,923)	114,075

Total ordinary income	728,455	776,784	(48,329)	1,471,005

Ordinary expenses:
Interest expense:	127,890	138,823	(10,932)	255,402
Interest on deposits	65,064	55,706	9,357	110,763
Interest on debentures	348	2,312	(1,964)	4,035
Fees and commissions	24,067	24,369	(302)	52,541
Trading losses	1,675	4,920	(3,245)	3,221
Other business expenses	57,696	82,393	(24,696)	122,362
General and administrative expenses	254,026	256,642	(2,615)	505,343
Other ordinary expenses	92,030	120,635	(28,604)	241,912

Total ordinary expenses	557,386	627,783	(70,397)	1,180,784

Ordinary profit	171,068	149,001	22,067	290,221

Special gains	11,322	246,160	(234,838)	325,586
Special losses	6,237	9,171	(2,933)	28,088

Income before income taxes and others	176,152	385,990	(209,838)	587,719

Income taxes-current	1,791	27,861	(26,070)	44,462
Income taxes-deferred	66,185	128,365	(62,180)	183,503

Net income	108,176	229,764	(121,587)	359,754

Unappropriated retained earnings brought forward	28,705	16,769	11,936	16,769
Reduction in land revaluation excess	7,020	10,822	(3,802)	17,694
Interim dividends	—	—	—	18,416
Unappropriated retained earnings	143,901	257,355	(113,453)	375,801

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

6. Notional Principal or Contract Amount, Market Value and Valuation Gains (Losses) on Derivatives

The publication is omitted in order to be disclosed by EDINET.

<Reference>

1. Derivatives qualified for hedge-accounting [Consolidated]

	(in billions of yen)
	As of September 30, 2004
	Notional principal or contract amount	Market value
Interest rate futures	5,839.2	(1.2)
Interest rate swaps	23,769.1	96.4
Currency swaps	3,336.2	(20.8)
Other interest rate-related transactions	797.3	3.1
Others	0.8	(0.0)

Total		77.5

Note :	Derivatives which are accounted for on an accrual basis based on “Accounting standard for financial instruments” are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows:

	(in billions of yen)
	As of September 30, 2004
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years	Total
Receive-fix/pay-floater	5,251.5	10,699.5	1,218.3	17,169.3
Receive-floater/pay-fix	3,173.6	1,977.9	1,438.1	6,589.7
Receive-floater/pay-floater	—	10.0	—	10.0
Total	8,425.1	12,687.4	2,656.4	23,769.1

2. Deferred gains (losses) [Consolidated]

	(in billions of yen)
	As of September 30, 2004
	Deferred gains	Deferred losses	Net gains (losses)
	(A)	(B)	(A) – (B)
Interest rate futures	10.5	11.0	(0.5)
Interest rate swaps	206.7	184.9	21.8
Currency swaps	22.0	20.2	1.8
Other interest rate-related transactions	1.2	0.1	1.1
Others	2.3	2.4	(0.1)
Total	242.9	218.8	24.1

Note :	Deferred gains (losses) attributable to the macro hedge accounting as of September 30, 2004 are included in the above table.

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

7. Financial Results (The Bank of Tokyo-Mitsubishi, Ltd. and Consolidated Subsidiaries)

	(in millions of yen)
	For the six months ended September 30, 2003 (A)	For the six months ended September 30, 2004 (B)	Increase/ (Decrease)
			(B) – (A)
Gross profits	722,151	723,537	1,385
Net interest income	424,269	411,081	(13,187)
Trust fees	8,622	8,571	(50)
Net fees and commissions	176,026	213,167	37,140
Net trading profits	70,074	45,467	(24,607)
Net other business income	43,157	45,248	2,090
Net gains (losses) on debt securities	(16,876)	22,944	39,821
General and administrative expenses	401,872	420,693	18,821
Net business profits before provision for formula allowance for loan losses	320,278	302,843	(17,435)
Provision for formula allowance for loan losses (1)	—	—	—
Net business profits*	320,278	302,843	(17,435)
Net non-recurring losses	(114,092)	(54,557)	59,535
Credit related costs (2)	(84,402)	(51,005)	33,397
Losses on loan charge-offs	(46,957)	(26,890)	20,067
Provision for specific allowance for loan losses	—	—	—
Losses on sales of loans to the Resolution and Collection Corporation	(14,020)	(852)	13,168
Provision for allowance for loans to specific foreign borrowers	—	—	—
Other credit related costs	(23,424)	(23,263)	161
Net gains (losses) on equity securities	(11,282)	560	11,842
Gains on sales of equity securities	30,464	37,991	7,527
Losses on sales of equity securities	(40,107)	(13,679)	26,428
Losses on write down of equity securities	(1,638)	(23,751)	(22,112)
Equity in profit (loss) of affiliates	(771)	943	1,714
Other	(17,635)	(5,055)	12,580

Ordinary profit	206,186	248,286	42,099

Net special gains	229,167	10,378	(218,789)
Gains on loans charged-off(3)	12,535	8,425	(4,110)
Reversal of allowance for loan losses (4)	166,175	6,849	(159,325)
Losses on impairment of fixed assets	—	(3,825)	(3,825)
Income before income taxes and others	435,354	258,664	(176,689)
Income taxes-current	44,584	26,234	(18,350)
Income taxes-deferred	130,817	73,535	(57,282)
Minority interest	23,332	22,373	(958)

Net income	236,619	136,521	(100,097)

Note:

*  Net business profits = Net business profits of The Bank of Tokyo-Mitsubishi, Ltd. + Other consolidated entities’ gross profits — Other consolidated entities’ general and administrative expenses — Other consolidated entities’ provision for formula allowance for loan losses — Inter-company transactions.

(Reference)

Total credit costs (1)+(2)+(4)	81,772	(44,156)	(125,928)
Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)	94,307	(35,730)	(130,038)
Number of consolidated subsidiaries	144	132	(12)
Number of affiliated companies accounted for by the equity method	23	23	—

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

Financial Results (The Bank of Tokyo-Mitsubishi, Ltd.)

	(in millions of yen)
	For the six months ended September 30, 2003 (A)	For the six months ended September 30, 2004 (B)	Increase/ (Decrease)
			(B) – (A)
Gross profits	467,403	471,059	3,655
Domestic gross profits	222,433	290,999	68,565
Net interest income	208,647	217,119	8,472
Net fees and commissions	43,472	60,809	17,337
Net trading profits	1,782	(1,271)	(3,053)
Net other business income	(31,469)	14,340	45,809
Net gains (losses) on debt securities	(22,995)	17,385	40,380
Non-domestic gross profits	244,969	180,060	(64,909)
Net interest income	110,872	97,746	(13,126)
Net fees and commissions	29,884	31,775	1,890
Net trading profits	26,413	30,529	4,116
Net other business income	77,799	20,008	(57,790)
Net gains on debt securities	4,903	5,798	894
General and administrative expenses	232,351	237,600	5,248
Personnel expenses	89,505	89,256	(248)
Non-personnel expenses	130,279	135,867	5,587
Taxes	12,566	12,475	(90)
Net business profits before provision for formula allowance for loan losses	235,051	233,459	(1,592)
Provision for formula allowance for loan losses (1)	—	—	—
Net business profits	235,051	233,459	(1,592)
Net non-recurring losses	(86,050)	(62,390)	23,660
Credit related costs (2)	(61,972)	(41,746)	20,225
Losses on loan charge-offs	(23,696)	(17,631)	6,064
Provision for specific allowance for loan losses	—	—	—
Losses on sales of loans to the Resolution and Collection Corporation	(13,655)	(852)	12,802
Provision for allowance for loans to specific foreign borrowers	—	—	—
Other credit related costs	(24,621)	(23,263)	1,358
Net gains (losses) on equity securities	5,930	(1,158)	(7,089)
Gains on sales of equity securities	50,030	36,154	(13,876)
Losses on sales of equity securities	(40,127)	(13,621)	26,505
Losses on write down of equity securities	(3,972)	(23,691)	(19,719)
Others	(30,009)	(19,484)	10,524

Ordinary profit	149,001	171,068	22,067

Net special gains	236,989	5,084	(231,905)
Gains on loans charged-off (3)	12,790	5,688	(7,102)
Reversal of allowance for loan losses (4)	172,744	3,561	(169,183)
Losses on impairment of fixed assets	—	(2,657)	(2,657)
Income before income taxes	385,990	176,152	(209,838)
Income taxes-current	27,861	1,791	(26,070)
Income taxes-deferred	128,365	66,185	(62,180)

Net income	229,764	108,176	(121,587)

Total credit costs (1)+(2)+(4)	110,772	(38,185)	(148,957)

Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)	123,562	(32,497)	(156,059)

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

8. Average Interest Rate Spread

[Non-Consolidated]

	(percentage per annum)
	For the six months ended September 30,		Increase/ (Decrease)
	2004(A)	2003(B)	(A) – (B)
Total average interest rate on interest-earning assets (a)	1.36	1.55	(0.19)
Average interest rate on Loans and bills discounted	1.58	1.67	(0.08)
Average interest rate on Investment securities	0.82	0.94	(0.12)

Total average interest rate on interest-bearing liabilities (b)	1.05	1.17	(0.12)

Average interest rate on Deposits, NCD and Debentures	0.25	0.23	0.02
Average interest rate on external liabilities	0.46	0.98	(0.51)

Total average interest rate spread (a)-(b)	0.30	0.37	(0.07)

	(percentage per annum)
Average interest rate spread in domestic business segment:
Total average interest rate on interest-earning assets (a)	0.98	1.09	(0.10)
Average interest rate on Loans and bills discounted	1.38	1.46	(0.07)
Average interest rate on Investment securities	0.43	0.45	(0.02)

Total average interest rate on interest-bearing liabilities (b)	0.72	0.81	(0.09)

Average interest rate on Deposits, NCD and Debentures	0.03	0.03	(0.00)
Average interest rate on external liabilities	0.28	0.73	(0.44)

Total average interest rate spread (a)-(b)	0.26	0.28	(0.01)

9. Valuation Differences on Securities

(1) Valuation method of securities

Trading securities	Market value (valuation differences are recorded as profits or losses)
Debt securities being held to maturity	Amortized cost
Stocks of subsidiaries and affiliates	Cost
Securities available for sale	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(Reference) Securities in money held in trust
Trading purposes	Market value (valuation differences are recorded as profits or losses)
Being held to maturity	Amortized cost
Other	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(2) Valuation differences

[Consolidated]

	(in millions of yen)
	As of September 30, 2004					As of September 30, 2003			As of March 31, 2004
	Valuation differences					Valuation differences			Valuation differences
	(A)	(A) – (B)	(A) – (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities being held to maturity	9,331	7,377	7,357	9,332	0	1,954	1,955	0	1,974	3,197	1,223
Securities available for sale	518,369	333,687	(131,927)	668,300	149,931	184,682	482,353	297,671	650,296	792,943	142,647
Domestic equity securities	506,020	293,051	(101,523)	590,600	84,579	212,969	409,682	196,713	607,544	693,953	86,409
Domestic bonds	946	50,420	15,954	21,510	20,564	(49,474)	11,793	61,267	(15,007)	21,033	36,041
Other	11,402	(9,785)	(46,358)	56,189	44,787	21,187	60,878	39,690	57,760	77,955	20,195

Total	527,700	341,064	(124,570)	677,633	149,932	186,636	484,308	297,672	652,270	796,141	143,870

Domestic equity securities	506,020	293,051	(101,523)	590,600	84,579	212,969	409,682	196,713	607,544	693,953	86,409
Domestic bonds	8,839	58,314	23,459	29,403	20,564	(49,474)	11,793	61,267	(14,620)	22,638	37,259
Other	12,840	(10,300)	(46,506)	57,629	44,788	23,141	62,833	39,691	59,347	79,548	20,201

[Non-Consolidated]
	(in millions of yen)
	As of September 30, 2004					As of September 30, 2003			As of March 31, 2004
	Valuation differences					Valuation differences			Valuation differences
	(A)	(A) – (B)	(A) – (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities being held to maturity	8,229	8,111	7,546	8,230	0	118	119	0	683	1,903	1,220
Stocks of subsidiaries and affiliates	496,074	104,142	2,565	496,074	—	391,931	391,992	60	493,508	493,517	8
Securities available for sale	526,672	369,126	(111,637)	653,630	126,957	157,546	450,214	292,668	638,310	759,175	120,864
Domestic equity securities	498,363	289,874	(101,526)	582,605	84,242	208,488	404,742	196,253	599,889	674,637	74,747
Domestic bonds	960	50,435	15,998	21,501	20,540	(49,474)	11,792	61,267	(15,038)	21,002	36,041
Other	27,348	28,816	(26,110)	49,523	22,174	(1,467)	33,678	35,146	53,459	63,535	10,075

Total	1,030,976	481,379	(101,525)	1,157,934	126,958	549,596	842,325	292,729	1,132,502	1,254,596	122,094

Domestic equity securities	576,585	296,788	(194,396)	660,827	84,242	279,796	476,061	196,265	770,981	845,729	74,747
Domestic bonds	8,853	58,328	23,504	29,394	20,540	(49,474)	11,792	61,267	(14,651)	22,607	37,258
Other	445,537	126,262	69,365	467,712	22,174	319,275	354,471	35,196	376,171	386,259	10,087

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

10. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

[Consolidated]

			(in billions of yen except percentages)
			As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
			(Preliminary basis)	(A) – (B)	(A) – (C)
(1)		Risk-adjustedcapital ratio	10.56%	(1.33)%	(1.41)%	11.89%	11.97%
(2)		Tier 1 capital	3,005.3	123.1	129.3	2,882.2	2,876.0
(3)		Tier 2 capital includable as qualifying capital	2,178.4	(260.5)	(236.8)	2,438.9	2,415.3
	i)	The amount of unrealized gains on investment securities, includable as qualifying capital	234.2	150.3	(59.7)	83.9	294.0
	ii)	The amount of land revaluation excess includable as qualifying capital	128.7	(12.2)	(5.3)	140.9	134.0
	iii)	Subordinated debt	1,507.8	(161.6)	(1.2)	1,669.4	1,509.0
(4)		Tier 3 capital includable as qualifying capital	—	(29.9)	(30.0)	29.9	30.0
(5)		Deductions from total qualifying capital	442.7	403.8	401.0	38.8	41.7
(6)		Total qualifying capital (2)+(3)+(4)-(5)	4,741.0	(571.1)	(538.5)	5,312.1	5,279.5
(7)		Risk-adjusted assets	44,893.6	247.4	799.7	44,646.1	44,093.8

[Non-Consolidated]

			(in billions of yen except percentages)
			As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
			(Preliminary basis)	(A) – (B)	(A) – (C)
(1)		Risk-adjusted capital ratio	10.65%	(1.57)%	(1.53)%	12.23%	12.18%
(2)		Tier 1 capital	2,529.7	71.1	92.1	2,458.5	2,437.5
(3)		Tier 2 capital includable as qualifying capital	2,015.5	(213.4)	(216.7)	2,229.0	2,232.3
	i)	The amount of unrealized gains on investment securities, includable as qualifying capital	236.9	165.8	(50.3)	71.0	287.3
	ii)	The amount of land revaluation excess includable as qualifying capital	128.8	(12.2)	(5.3)	141.0	134.1
	iii)	Subordinated debt	1,464.7	(156.6)	3.6	1,621.3	1,461.1
(4)		Tier 3 capital includable as qualifying capital	—	(18.7)	(12.4)	18.7	12.4
(5)		Deductions from total qualifying capital	404.3	399.2	399.7	5.0	4.5
(6)		Total qualifying capital (2)+(3)+(4)-(5)	4,140.9	(560.3)	(536.7)	4,701.2	4,677.7
(7)		Risk-adjusted assets	38,853.3	416.4	477.9	38,436.9	38,375.3

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

2 Loan Portfolio and Other

1.	Risk-Monitored Loans

(Non-accrual loans, accruing loans contractually past due 3 months or more and restructured loans)

[Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Loans to customers in bankruptcy	17,068	(21,051)	(5,616)	38,119	22,684
Past due loans	903,212	217,058	384,103	686,154	519,109
Accruing loans contractually past due 3 months or more	11,886	(5,367)	(374)	17,253	12,260
Restructured loans	248,575	(452,925)	(260,337)	701,501	508,913

Total	1,180,742	(262,286)	117,775	1,443,028	1,062,966

Amount of direct reduction	274,321	(93,642)	(26,288)	367,964	300,610

Loans and bills discounted	39,469,702	1,536,626	1,452,142	37,933,075	38,017,560

Percentage of total loans and bills discounted
Loans to customers in bankruptcy	0.04%	(0.05)%	(0.01)%	0.10%	0.05%
Past due loans	2.28%	0.47%	0.92%	1.80%	1.36%
Accruing loans contractually past due 3 months or more	0.03%	(0.01)%	(0.00)%	0.04%	0.03%
Restructured loans	0.62%	(1.21)%	(0.70)%	1.84%	1.33%

Total	2.99%	(0.81)%	0.19%	3.80%	2.79%

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Loans to customers in bankruptcy	11,389	(12,855)	(3,788)	24,244	15,177
Past due loans	849,379	264,538	404,255	584,840	445,124
Accruing loans contractually past due 3 months or more	10,816	(4,937)	(1,018)	15,753	11,835
Restructured loans	247,095	(451,906)	(260,345)	699,002	507,440

Total	1,118,680	(205,160)	139,102	1,323,841	979,578

Amount of direct reduction	229,046	(89,001)	(14,390)	318,047	243,437

Loans and bills discounted	36,001,958	1,741,496	1,185,317	34,260,461	34,816,640

Percentage of total loans and bills discounted
Loans to customers in bankruptcy	0.03%	(0.03)%	(0.01)%	0.07%	0.04%
Past due loans	2.35%	0.65%	1.08%	1.70%	1.27%
Accruing loans contractually past due 3 months or more	0.03%	(0.01)%	(0.00)%	0.04%	0.03%
Restructured loans	0.68%	(1.35)%	(0.77)%	2.04%	1.45%

Total	3.10%	(0.75)%	0.29%	3.86%	2.81%

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

2.	Classification of Risk-Monitored Loans

Classification by geographic area

[Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Domestic*	937,168	(263,087)	129,493	1,200,256	807,675
Overseas*	243,574	801	(11,717)	242,772	255,291
Asia	33,070	(311)	10,424	33,382	22,645
Indonesia	3,065	(6,850)	(1,025)	9,916	4,090
Thailand	2,724	(4,737)	(5,138)	7,462	7,863
Hong Kong	22,148	15,504	17,431	6,643	4,717
Other	5,131	(4,228)	(842)	9,360	5,974
United States of America	160,888	19,974	(23,171)	140,913	184,060
Other	49,615	(18,861)	1,029	68,477	48,585

Total	1,180,742	(262,286)	117,775	1,443,028	1,062,966

Note:*     “Domestic” and “Overseas” are classified by domicile of borrowers.

Classification by type of industry of borrowers

[Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Domestic*	937,168	(263,087)	129,493	1,200,256	807,675
Manufacturing	131,192	20,873	29,872	110,318	101,319
Construction	39,606	(55,247)	(4,206)	94,854	43,813
Wholesale and Retail	266,476	(26,037)	76,844	292,514	189,632
Banks and other financial institutions	65,652	55,902	50,709	9,749	14,943
Real estate	270,747	(52,751)	(4,724)	323,498	275,472
Services	67,527	(39,050)	(14,425)	106,578	81,953
Other industries	21,118	(27,076)	723	48,194	20,394
Consumer	74,846	(139,700)	(5,300)	214,546	80,146
Overseas*	243,574	801	(11,717)	242,772	255,291
Banks and other financial institutions	94,673	93,258	14,085	1,415	80,588
Commercial and industrial	147,318	(89,762)	(19,110)	237,080	166,429
Other	1,582	(2,694)	(6,692)	4,276	8,274

Total	1,180,742	(262,286)	117,775	1,443,028	1,062,966

Note:*     “Domestic” and “Overseas” are classified by domicile of borrowers.

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

3.	Allowance for Loan Losses

[Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses	609,129	(165,356)	(20,924)	774,485	630,054
Formula allowance for loan losses	307,563	(236,986)	(170,527)	544,549	478,090
Specific allowance for loan losses	296,504	75,188	150,450	221,315	146,054
Allowance for loans to specific foreign borrowers	5,061	(3,558)	(847)	8,620	5,908

[Non-Consolidated]
	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses	455,266	(124,256)	(13,311)	579,522	468,577
Formula allowance for loan losses	185,052	(210,518)	(164,628)	395,571	349,680
Specific allowance for loan losses	265,151	89,821	152,164	175,330	112,987
Allowance for loans to specific foreign borrowers	5,061	(3,558)	(847)	8,620	5,908

Reserve for financial assistance to specific borrowers	—	(1,371)	—	1,371	—

4.	Coverage Ratio against Risk-Monitored Loans

[Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses (a)	609,129	(165,356)	(20,924)	774,485	630,054
Risk-monitored loans (b)	1,180,742	(262,286)	117,775	1,443,028	1,062,966
Coverage ratio (a)/(b)	51.58%	(2.08)%	(7.68)%	53.67%	59.27%

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses (a)	455,266	(124,256)	(13,311)	579,522	468,577
Risk-monitored loans (b)	1,118,680	(205,160)	139,102	1,323,841	979,578
Coverage ratio (a)/(b)	40.69%	(3.07)%	(7.13)%	43.77%	47.83%

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

5. Disclosed Claims under the Financial Reconstruction Law (the “FRL”)

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Claims to bankrupt and substantially bankrupt debtors	71,475	(52,468)	(19,490)	123,943	90,966
Claims under high risk	902,042	395,933	519,506	506,108	382,536
Claims under close observation	257,912	(456,843)	(261,363)	714,756	519,276
Total (1)	1,231,430	(113,378)	238,651	1,344,808	992,778
Normal claims	39,062,829	1,760,140	1,210,357	37,302,689	37,852,472

6. Status of Secured Coverage on Disclosed Claims under the FRL

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Secured coverage amount (2)	837,741	(152,112)	162,054	989,854	675,687
Allowance for loan losses	296,779	(9,027)	86,397	305,806	210,381
Reserve for financial assistance to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	540,962	(143,085)	75,656	684,047	465,305
Secured coverage ratio (2)/(1)	68.02%	(5.57)%	(0.03)%	73.60%	68.06%

Secured Coverage of Each Category of Disclosed Claims under the FRL

[Non-Consolidated]

(in millions of yen)
Category	Disclosed amount (A)		Allowance for loan losses (B)		Reserve for financial assistance to specific borrowers (C)	Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)] / [(A)-(D)]		Coverage ratio [(B)+(C)+(D)] / (A)
Claims to bankrupt and substantially bankrupt debtors	71,475 [90,966	]	5,742 [5,283	]	— —	65,732 [85,683	]	100.00 [100.00	% %]	100.00 [100.00	% %]
Claims under high risk	902,042 [382,536	]	255,016 [105,087	]	— —	335,061 [210,741	]	44.97 [61.17	% %]	65.41 [82.56	% %]
Claims under close observation	257,912 [519,276	]	36,019 [100,011	]	— —	140,168 [168,880	]	30.59 [28.54	% %]	68.31 [51.78	% %]
Sub total (1)	1,231,430 [992,778	]	296,779 [210,381	]	— —	540,962 [465,305	]	42.98 [39.88	% %]	68.02 [68.06	% %]
Normal claims	39,062,829 [37,852,472	]
Total (2)	40,294,260 [38,845,250	]
Sub total (1) / Total (2)	3.05 [2.55	% ]%

Note: The upper figures are as of September 30, 2004. The lower figures with bracket are as of March 31, 2004.

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

7.	Progress in the Disposal of Problem Assets [Non-Consolidated]

(excluding claims under close observation)

(1)	Assets categorized as problem assets as of September 30, 2000 based on the FRL

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004 (b)
											(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	274.3	144.3	150.6	144.9	210.9	38.7	19.0	14.9	6.3		(8.6)
Claims under high risk	1,053.5	944.9	758.4	538.4	193.6	13.5	10.3	7.4	7.1		(0.3)

Total	1,327.8	1,089.2	909.0	683.4	404.6	52.3	29.3	22.4	13.5	(A)	(8.9	)(B)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	(0.0)
Re-constructive disposition	0.1
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.1
Charge-off	8.2
Other	0.3
Collection of claims	0.3
Improvements in financial status	—

Total	8.9	(B)

Above (A) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	0.6
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	2.4
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	3.1

(2)	Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

	(in billions of yen)
	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	106.8	98.3	94.3	44.0	18.6	17.8	14.7	14.0		(0.6)
Claims under high risk	635.3	575.4	447.4	269.3	72.5	49.1	30.7	25.5		(5.2)

Total	742.2	673.7	541.8	313.3	91.2	67.0	45.5	39.6	(C)	(5.8	)(D)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	—
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.4
Charge-off	0.0
Other	5.3
Collection of claims	2.3
Improvements in financial status	2.9

Total	5.8	(D)

Above (C) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	0.8
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	12.9
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	13.8

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(3) Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004 (b)		(b) – (a)

Claims to bankrupt and substantially bankrupt debtors	27.1	25.6	26.4	17.8	11.4	6.7	5.5		(1.2)
Claims under high risk	257.0	140.1	79.9	47.2	27.9	17.7	14.2		(3.5)

Total	284.2	165.8	106.3	65.1	39.4	24.5	19.8	(E)	(4.7	) (F)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	(0.0)
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	1.2
Charge-off	0.1
Other	3.3
Collection of claims	2.3
Improvements in financial status	0.9

Total	4.7	(F)

Above (E) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	0.3
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	5.1
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	5.5

(4) Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	57.3	35.4	14.7	12.3	4.7	4.6		(0.1)
Claims under high risk	315.9	162.4	104.1	48.5	28.3	25.8		(2.4)

Total	373.2	197.9	118.9	60.8	33.0	30.4	(G)	(2.6	) (H)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	0.2
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.0
Charge-off	0.2
Other	2.0
Collection of claims	1.6
Improvements in financial status	0.3

Total	2.6	(H)

Above (G) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	0.8
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	3.7
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	4.6

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(5)	Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	24.6	19.8	16.7	9.1	6.1		(3.0)
Claims under high risk	279.9	143.5	82.7	47.2	34.2		(13.0)

Total	304.5	163.3	99.5	56.4	40.3	(I)	(16.0	)(J)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	1.1
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	1.5
Charge-off	0.8
Other	12.4
Collection of claims	5.4
Improvements in financial status	7.0

Total	16.0	(J)

Above (I) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	0.5
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	3.7
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	4.3

(6)	Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	26.7	32.0	22.0	19.5		(2.4)
Claims under high risk	390.7	169.1	115.7	59.3		(56.4)

Total	417.5	201.2	137.8	78.9	(K)	(58.8	)(L)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	0.4
Re-constructive disposition	(0.0)
Improvements in financial status due to re-constructive disposition	20.4
Loan sales to secondary market	2.0
Charge-off	0.9
Other	35.1
Collection of claims	10.8
Improvements in financial status	24.2

Total	58.8	(L)

Above (K) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	2.1
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	5.7
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	7.9

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(7)	Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	14.3	8.8	4.9		(3.9)
Claims under high risk	118.2	73.3	53.1		(20.1)

Total	132.5	82.2	58.1	(M)	(24.1	)(N)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	0.1
Re-constructive disposition	0.5
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	2.2
Charge-off	0.9
Other	20.1
Collection of claims	8.6
Improvements in financial status	11.4

Total	24.1	(N)

Above (M) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	1.5
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	3.4
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	4.9

(8)	Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of March 31, 2004 (a)	As of September 30, 2004 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	9.5	5.4		(4.1)
Claims under high risk	61.8	25.2		(36.5)

Total	71.3	30.6	(O)	(40.7	)(P)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	1.2
Re-constructive disposition	3.2
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	15.9
Charge-off	2.4
Other	17.8
Collection of claims	13.0
Improvements in financial status	4.7

Total	40.7	(P)

Above (O) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	2.6
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	2.6
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	5.3

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(9) Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL

	(in billions of yen)
	As of September 30, 2004
Claims to bankrupt and substantially bankrupt debtors	4.7
Claims under high risk	657.2

Total	661.9	(Q)

Above (Q) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	2.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	2.6
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	4.6

(10) Historical trend of problem assets based on the FRL

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004 (b)	(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	274.3	251.2	276.1	322.3	341.5	136.6	123.9	90.9	71.4	(19.4)
Claims under high risk	1,053.5	1,580.2	1,590.9	1,442.0	985.3	772.0	506.1	382.5	902.0	519.5

Total	1,327.8	1,831.4	1,867.0	1,764.4	1,326.9	908.6	630.0	473.5	973.5	500.0

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

8.	Classification of Loans by Type of Industry

(1)	Loans by type of industry [Non-Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Domestic offices (excluding loans booked at offshore markets)	31,730,000	1,949,659	1,052,358	29,780,340	30,677,641
Manufacturing	4,081,650	(87,837)	(40,220)	4,169,487	4,121,870
Agriculture	10,050	(2,272)	(545)	12,322	10,595
Forestry	4,784	(447)	(103)	5,231	4,887
Fishery	2,663	89	210	2,574	2,453
Mining	29,418	(5,853)	(1,179)	35,271	30,597
Construction	773,380	(91,268)	(23,390)	864,648	796,770
Utilities	242,928	(19,959)	(5,608)	262,887	248,536
Media and Communication	556,887	(88,399)	(47,076)	645,286	603,963
Wholesale and Retail	3,827,219	(351,044)	(129,643)	4,178,263	3,956,862
Banks and other financial institutions	2,361,089	381,067	475,350	1,980,022	1,885,739
Real estate	3,524,956	83,743	69,852	3,441,213	3,455,104
Services	3,856,653	(566,691)	(41,549)	4,423,344	3,898,202
Municipal government	39,464	8,343	6,397	31,121	33,067
Other industries	12,418,859	2,690,187	789,862	9,728,671	11,628,996

Overseas offices and loans booked at offshore markets	4,271,958	(208,162)	132,959	4,480,120	4,138,998

Total	36,001,958	1,741,496	1,185,317	34,260,461	34,816,640

(2)	Domestic consumer loans [Non-Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Total domestic consumer loans	7,974,102	261,662	175,137	7,712,440	7,798,965
Housing loans	7,562,169	314,275	198,710	7,247,894	7,363,459
Others	411,933	(52,613)	(23,573)	464,546	435,506

(3)	Domestic loans to small and medium-sized companies [Non-Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Domestic loans to small and medium-sized companies	17,585,118	129,772	256,126	17,455,345	17,328,991
Percentage to total domestic loans	55.42%	(3.19)%	(1.06)%	58.61%	56.48%

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

9.	Loans and Deposits [Non-Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Deposits (ending balance)	52,351,389	1,953,430	531,973	50,397,958	51,819,415
Deposits (average balance)	51,429,113	2,649,716	2,142,964	48,779,396	49,286,149
Loans (ending balance)	36,001,958	1,741,496	1,185,317	34,260,461	34,816,640
Loans (average balance)	35,015,495	641,784	355,059	34,373,711	34,660,436

10.	Domestic Deposits [Non-Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Individuals	27,085,776	853,371	417,827	26,232,405	26,667,948
Corporations and others	17,676,984	(242,496)	(55,860)	17,919,481	17,732,845
Domestic deposits	44,762,761	610,874	361,967	44,151,886	44,400,794

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

11.	Number of Employees [Non-Consolidated]

	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) - (B)	(A) - (C)
Number of Employees	14,351	(711)	(117)	15,062	14,468

12.	Number of Offices [Non-Consolidated]

	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Domestic	267	(6)	—	273	267
Head office and Branches	247	(7)	(2)	254	249
Sub-branches and Agencies	20	1	2	19	18
Overseas	73	—	—	73	73
Branches	42	—	(1)	42	43
Sub-branches	15	1	1	14	14
Representative offices	16	(1)	—	17	16

Total	340	(6)	—	346	340

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

13.	Status of Deferred Tax Assets [Non-Consolidated]

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

[Non-Consolidated]

	(in billions of yen)
	Sep. 30, 2004
		vs. Mar. 31, 2004
Deferred Tax Assets	727.4	(73.9)
Allowance for loan losses	236.0	3.8
Write-down of investment securities	82.1	(1.2)
Net operating loss carryforwards	407.1	(78.0)
Reserve for employees’ retirement benefits	31.9	1.6
Unrealized losses on securities available for sale	—	—
Other	37.2	(0.4)
Valuation allowance	(67.1)	0.2
Deferred tax liabilities	225.2	(48.4)
Gains on placing trust for retirement benefits	7.3	—
Unrealized gains on securities available for sale	213.9	(45.5)
Other	3.9	(2.9)
Net Deferred Tax Assets	502.1	(25.4)
[Consolidated]
Net Deferred Tax Assets	436.8	(24.0)

(2)	Net Business Profits before Credit Costs and Taxable Income (Current Interim Fiscal Year)

[Non-Consolidated]

(in billions of yen)
Interim FY 2004
Net business profits before credit costs	233.4
Credit related costs	38.1
Income before income taxes	176.1
Reconciliation to taxable income	10.3
Taxable income	186.5

(3)	Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Years)

[Non-Consolidated]

	(in billions of yen)
	FY 1999	FY 2000	FY 2001	FY 2002	FY 2003
Net business profits before credit costs	400.8	388.9	463.3	511.5	466.8
Credit related costs	504.5	554.0	484.8	341.0	(135.3)
Income before income taxes	279.9	(225.3)	(317.4)	(287.3)	587.7
Reconciliation to taxable income	82.1	393.0	137.3	(821.7)	(404.1)
Taxable income	362.1	167.6	(180.0)	(1,109.0)	183.5

(4)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the six months ended September 30, 2004, we are classified as “4” described above since we have material net operating loss carryforwards. However since we believe the net operating loss carryforwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating loss carryforwards were incurred due to, among other things, the followings : (i) we accelerated the final disposal of nonperforming loans in response to both the “Emerging Economic Package”, which provided guidance to major banks to remove from their balance sheets claims to debtors classified as “likely to become bankrupt” or below, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of disclosed claims to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(5)	Realizability of Deferred Tax Assets at September 30, 2004 (Assumptions)

(in billions of yen)
Five year total (2004 2nd half to 2009 1st half)
Net business profits (based on our business plan) (*1)	3,870.0
Net business profits (basis of realizability determination) (*2)	3,110.0
Income before income taxes (basis of realizability determination)	2,570.0
Taxable income before adjustments (basis of realizability determination) (*3)	2,890.0
Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized)	1,801.2
Deferred tax assets at September 30, 2004 (*4)	727.4
(*1)	Before credit costs
(*2)	Based on the scenario that current short-term interest rate level continues for the next five years
(*3)	Before reversals of existing deductible temporary differences and net operating loss carryforwards
(*4)	Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized) multiplied by effective tax rate

(Reference) Assumptions for Business Plan

	FY 2004 2nd half	FY 2005	FY 2006	FY 2007	FY2008	FY 2009 1st half
S/T interest rate (3 m/s TIBOR)	0.08%	0.13%	0.50%	0.57%	0.88%	1.12%
L/T interest rate (10 year JGB)	1.78%	1.90%	2.30%	2.03%	2.58%	2.95%
Exchange rate (USD/Yen)	¥105	¥105	¥105	¥105	¥105	¥105

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

14.	Employees’ Retirement Benefits

Benefit obligation

[Non-Consolidated]

		(in millions of yen)
		As of September 30, 2004
Projected benefits obligation at beginning of the period	(A-B+C+D+G+J)	577,647
Fair value of plan assets at beginning of the period	(A)	506,585
Prepaid pension cost at beginning of the period	(B)	54,442
Reserve for employees’ retirement benefits at beginning of the period	(C)	13,376
Unrecognized net obligation by the change of accounting policy at beginning of the period	(D)	11,199
Amortization for the current period (Amortized period 5 years)	(E)	5,599
Unrecognized net obligation at end of the interim period	(F)	5,599
Unrecognized prior service cost at beginning of the period	(G)	(31,371)
Amortization for the current period (Amortized period 10 years)	(H)	(1,836)
Unrecognized prior service cost at end of the interim period	(I)	(29,535)
Unrecognized net actuarial loss at beginning of the period	(J)	132,299
Amortization for the current period (Amortized period 10 years)	(K)	8,820
Unrecognized net actuarial loss at end of the interim period	(L)	123,479

Net amount unrecognized at beginning of the period	(M)(D+G+J)	112,128
Net amount amortized for the current period	(N)(E+H+K)	12,583
Net amount unrecognized at end of the interim period	(O)(M-N)	99,544

Note : Discount rate is 2.1%.

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

15.	Earning Projections for the Fiscal Year Ending March 31, 2005

[Consolidated]

	(in billions of yen)
	For the year ending March 31, 2005	For the six months ended September 30, 2004
Ordinary income	2,000.0	1,019.3
Ordinary profit	525.0	248.2
Net income	275.0	136.5

[Non-Consolidated]

	(in billions of yen)
	For the year ending March 31, 2005	For the six months ended September 30, 2004
Ordinary income	1,500.0	728.4
Ordinary profit	380.0	171.0
Net income	210.0	108.1

Net business profits before provision for formula allowance for loan losses	500.0	233.4